600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 2, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Subject:	Paramount Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	:	Special Meeting
2. Security Description of Voting Issue	:	Common
3. CUSIP Number	:	699320206
4. ISIN Number:	:	CA6993202069
5. Record Date	:	November 14, 2006
6. Meeting Date	:	December 14, 2006
7. Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Paramount Resources Ltd.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc:	Paramount Resources Ltd.
Attention: Laurel Friesen